March 3, 2005


By facsimile to (212) 480-0717 and U.S. Mail


Mr. Colin Hendrick
President and Chief Executive Officer
SmartMetric, Inc.
67 Wall Street, 22nd Floor
New York, NY 10005

RE:	SmartMetric, Inc.
	Pre-effective Amendments 1 and 2 to Registration Statement on
Form SB-2
	Filed February 3 and 10, 2005
Annual Report on Form 10-KSB for the fiscal year ended June 30,
2004
and
Subsequent Exchange Act Reports
File No. 333-118801

Dear Mr. Hendrick:

	We reviewed the filings and have the comments below.

1. We note disclosure in MD&A that SmartMetric sold 68,207 shares of common stock at $1.50 per share in October and November 2004 after filing the registration statement for a public offering of up to four million shares of its common stock on September 3, 2004. Further, we note disclosure under "Recent Sales of Unregistered Securities" that
SmartMetric relied upon the Securities Act`s section 4(2) exemption for the October and November 2004 transactions. Using the five factor test, provide us SmartMetric`s analysis why the October and November 2004 transactions should not be integrated with SmartMetric`s registered public offering of up to four million shares of its common stock. For guidance, you may wish to refer to Release
33-4552, November 6, 1962, and Rule 502(a) of Regulation D under the
Securities Act.


Table of Contents

2. Refer to prior comment 11. As requested previously, show the page number of the prospectus` various sections or subdivisions in the next amendment to the registration statement. See Item 502(a) of Regulation S-B. If necessary, revise the page numbers in the final prospectus.

Risk Factors

3. Refer to the sixth risk factor. We understand that the Over-the-
Counter Bulletin Board is operated by NASD, not Nasdaq. Revise to remove the suggestion that SmartMetric`s shares will be traded on Nasdaq.

4. Reconcile disclosure in the seventh risk factor that
SmartMetric
expects to seek an additional $2 million to $3 million within 12 to
24 months after completion of the offering depending on how much money it raises in the offering with disclosure in "Use of Proceeds"
and disclosure under "Production of SmartCards" that SmartMetric will
need $4 million to proceed with its plan of operation for the next
12
months.

5. Disclosure in the tenth risk factor, MD&A, and the financial statements` note 8 that SmartMetric has licensed "patent-pending" technology is inconsistent with disclosure in the fifteenth risk factor and elsewhere that a patent was granted on September 14. 2004.
Revise.

6. We note the response to prior comment 30. Since it appears that the amount of securities that may be purchased may be material, provide risk factor disclosure.

Summary Financial Information

7. Correct the line item "net income (loss)" for the six months ended
December 31, 2003 as it appears that the amount should be ($1,061).

Management`s Discussion and Analysis of Financial Condition

      Plan of Operation

8. The plan of operation discussion assumes that SmartMetric will sell the maximum offering. Discuss also with specificity SmartMetric`s plan of operation assuming that SmartMetric sells only the minimum offering amount.  For example, will the minimum
offering
amount be sufficient to cover SmartMetric`s costs of completing the
prototype, beginning marketing, and covering working capital for
12
months?  What amount is needed to accomplish these objectives?

9. Expand the discussion to indicate how much it will cost to complete the SmartCard`s prototype.

Completion of Prototype

10. Update the disclosure that SmartMetric expects its SmartCard`s prototype to be complete in the first quarter of 2005. Is this completion date still realistic?

11. Disclose the significant terms of the agreement with the engineering firm hired to design and manufacture a model of the SmartCard.

Production of SmartCards

12. Disclosure in the first paragraph that SmartMetric "will begin to search" for one or more manufacturing facilities when it has obtained the completed prototype of the card is inconsistent with disclosure in the fourth paragraph that SmartMetric has located several manufacturing facilities. Reconcile these apparent inconsistencies, and explain what SmartMetric means when it says that it has "located" several facilities. Does this mean that SmartMetric has simply identified these facilities as possible manufacturers that it will approach? Have any of these facilities expressed any interest in manufacturing the SmartCards? Is SmartMetric in negotiations with any of the facilities?

13. Elaborate on what SmartMetric means when it says that it believes available cash and sources of liquidity are sufficient to begin operations in a "limited capacity." Disclosure elsewhere suggests that SmartMetric will be unable to complete its prototype and begin marketing until it has received proceeds of this offering.

14. Since the technology upon which SmartMetric relies was developed and is owned indirectly by Mr. Colin Hendrick, discuss the nature of
SmartMetric`s research and development costs. To the extent that Mr.
Hendrick is the recipient of these amounts, disclose this in the registration statement.

Business

15. Disclosure in this section`s second paragraph that Mr. Colin Hendrick "has created" the SmartMetric biometric card appears inconsistent with disclosure elsewhere that SmartMetric has yet to produce a prototype of the card using the licensed technology. Revise or advise.

16. Disclosure in this section`s second paragraph that Mr. Colin Hendrick has applied for a United States and international patent for the biometric card and the technology in the card and that both patents are pending is inconsistent with disclosure in the same paragraph that a patent was granted for the technology on September
14, 2004.  Revise.

17. Clarify the need for and expected cost of additional research and development in this section`s third paragraph.

18. Refer to "The SmartMetric Biometric Card," "Fingerprint Sensor," and "The SmartMetric SmartCard" subsections. Revise these subsections to make the disclosure clear at the outset of each subsection that SmartMetric is developing a credit card size plastic card embedded with an integrated circuit chip and biometric fingerprint sensor and has not yet completed a prototype of the card.
As drafted, a reader might conclude that the card exists.

The SmartMetric Biometric Card

19. To avoid confusion about how SmartMetric`s product works, clarify how the card will be used. For example, will the card be installed at secure points of access at a customer`s place of business so that an authorized person would touch the card for fingerprint verification and access? Or is it a card that authorized persons would carry with them and swipe to obtain access? What sort of "card acceptor device" that is referred to elsewhere in the registration statement is required? Is the "card acceptor device" also in development? How will the memory and computational capacities of the card be used?

Fingerprint Sensor

20. Disclosure in the first paragraph states that the fingerprint sensor designed by Mr. Colin Hendrick is licensed to SmartMetric. Clarify whether the fingerprint sensor is distinct from the technology licensed to SmartMetric by Applied Cryptology, Inc., or whether the fingerprint sensor and the technology are integrated into the SmartCard itself. If the fingerprint sensor is a separate item, clarify whether a prototype of the fingerprint sensor exists, the degree to which product design has progressed, and whether further engineering is necessary.

21. We note the response to prior comment 42. Clarify whether the battery will be integrated into the card, or whether the battery must be purchased separately. If the battery will be integrated into the card or sold with the card, identify the third party manufacturer of the battery, and discuss any arrangements or agreements that SmartMetric has with the manufacturer to supply it with batteries. Otherwise, clarify that the battery must be purchased separately.

The SmartMetric SmartCard

22. Disclosure in the third paragraph that the printed circuit in the
SmartMetric SmartCard conforms to ISO standard 7816/3 appears inconsistent with disclosure elsewhere that SmartMetric has yet to produce a prototype of the card. If the printed circuit is distinct from the card, explain how the printed circuit is distinct from the card. Clarify whether a prototype of the printed circuit exists, the degree to which product design has progressed, and whether further engineering is necessary.

Competition

23. Clarify what the phrase "This is similar to SmartMetric`s technology" means.

24. Clarify that SmartMetric does not have "an untested product" because SmartMetric has yet to produce a prototype of a product.

Facilities

25. Refer to prior comment 47. Disclosure that SmartMetric will look for new office space after the public offering`s successful completion is inconsistent with disclosure in the financial statements` note 8 that SmartMetric will start paying rent for the space provided by Mr. Colin Hendrick after the public offering`s successful completion. Revise or advise.

26. We note the disclosure that SmartMetric executed a lease agreement in November 2004. File the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

Description of Securities

27. Since the terms of the class A common stock and the common stock are identical, explain why SmartMetric has a separate class of common stock. Since it appears that the class A common and the common stock vote together as a single class on all matters, the reason for the two classes is even less apparent. Also address the other aspects of the class A common and the common stock that are required to be disclosed by Item 202 of Regulation S-B, including rights to dividends, preemption rights, and any other material rights of stockholders.

28. Clarify whether the statement that SmartMetric`s current shareholders will own 99.4% of the common shares after the minimum offering and 93.6% of the common shares after the maximum offering assumes that the selling shareholders will sell all of the shares registered for resale.

Selling Shareholders

29. Refer to prior comment 50. Disclose here how the selling shareholders acquired the shares of SmartMetric`s common stock being offered for resale. We note the disclosure under "Certain
Relationships and Related Transactions."

30. Refer to prior comment 54. As requested previously, indicate by footnote or otherwise the natural person or persons having sole or shared investment control over the securities held by the non-reporting entities listed in the table. For example, refer to Byarmi
Pty Ltd and Zek Equity CIO Zeichner, Ellman & Krause LLP in pre-effective amendment 2. Refer to telephone interpretation 4S. in the
Regulation S-K section of the March 1999 supplement to our "Manual of
Publicly Available Telephone Interpretations" that is available on the Commission`s website at www.sec.gov.

31. It is unclear why footnote (41) appears with the name of Kenneth
Bain in the table. We note the disclosure in footnote (42). It is unclear why footnote (39) appears with the name of James Willis in the table. Revise.

32. The table and footnote (51) in pre-effective amendment 2 only identify 500,000 shares of class A common stock that are being offered for resale by Eisman Levine Lehrhaupt & Kakoyiannis PC. Since three million shares of class A common stock are being registered for resale, revise the table to include and identify the holders of the remaining 2,500,000 shares of class A common stock.

Consolidated Balance Sheets

33. We note that at December 31, 2004 you have patent costs of $15,000 capitalized on your balance sheet. Revise your disclosures to clarify the nature of the patent costs that you have capitalized.
Provide the disclosures required by paragraphs 44 and 45 of SFAS
142.
Address whether this patent relates to the patent applied for by and granted to Mr. Colin Hendrick, SmartMetric`s chief executive officer.
It would appear to us that any amount paid to Mr. Hendrick in excess of his direct costs to acquire the patent should be recognized as compensation to Mr. Hendrick as SmartMetric`s chief executive officer.

Notes to Consolidated Financial Statements

34. We note that you have removed the financial information included in the audited notes to the financial statements for the year ended
June 30, 2004 and the period of December 18, 2002 through June 30, 2003 that were disclosed as part of the SB-2 filed on September 3, 2004. Since these periods are still presented and are required in the registration statement, re-insert the financial information covered by these audited periods similar to what was provided in the initial SB-2 filing. Also, where you have provided updated note disclosure related to the six months ended December 31, 2004, indicate that this information is "unaudited."

35. Interim financial statements must include all adjustments which in the opinion of management are necessary to make the financial statements not misleading. To the extent that this has been done, include in your notes to the consolidated financial statements an affirmative statement that the financial statements have been adjusted as outlined in instruction 2 to Item 310(b) of Regulation S-
B.

Note 3.  Deferred Offering Costs

36. Disclose the nature of your deferred offering costs. It is unclear to us that audit fees are direct offering costs. Audit fees are a recurring cost of being a public company and should be recorded as a period cost. Refer to SAB Topic 5A.

Note 5.  Stockholders` Equity

37. Clarify the nature of the private placement costs, and indicate whether any amounts paid were to related parties.

Note 7.  Planned Public Offering

38. Refer to prior comments 5 and 9. Revise the disclosure here to conform to disclosures elsewhere that SmartMetric is offering on a best efforts basis a minimum of 333,333 shares and a maximum of four million shares of common stock and that selling shareholders are offering 11,628,484 shares of common stock, three million of which are class A common stock.


Recent Sales of Unregistered Securities

39. Identify the nine persons to whom SmartMetric sold 68,207 shares in October and November 2004. See Item 701(b) of Regulation S-B. Explain also how the offering was conducted, what materials and communications were used, and what relationship, if any, SmartMetric had with the purchasers of the shares before filing the registration statement. It is our position that the filing of a registration statement, in this case, the SB-2 on September 3, 2004, constitutes a general and public solicitation for the sale of shares of SmartMetric`s common stock.

Exhibits

40. Refer to prior comment 63. As requested previously, include an exhibit index immediately before the exhibits. See Item 601(a)(2) of
Regulation S-B.

Exhibit 4.6

41. Footnote (2) under "Item 27. Exhibits" states that the form of escrow agreement was filed on September 3, 2004. Since a new form of escrow agreement was filed on February 3, 2005, revise the footnote in the next amendment to the registration statement.

42. Refer to prior comment 32. The proviso in section 2(d) of the escrow deposit agreement appears inconsistent with the requirement of
Rule 10b-9 that SmartMetric "promptly refund" the escrowed funds if it does not sell the minimum number of shares within the offering period. As noted previously, we have taken the position that "promptly" means the next business day or as soon as possible after the offering`s termination. Revise.

43. Confirm that schedule A to the exhibit is the schedule 1 specified in the fifth whereas clause.

Exhibit 5.1

44. Refer to prior comment 5. Revise the legality opinion to indicate that three million of the shares being offered by the selling shareholders are class A common stock. Also clarify that counsel consents to being named as such in the registration statement under "Legal Matters."


Exhibit 10.1, License Agreement between SmartMetric and Applied
Cryptology, Inc.

45. Refer to prior comment 66. SmartMetric did not file exhibit A to the exhibit. Since SmartMetric does not intend to apply for an order granting confidential treatment, refile the exhibit in its entirety.

46. As requested previously, confirm that no information is deleted from section 6.C.(i) of the exhibit.

47. Confirm that schedule A to the exhibit is the exhibit B specified in the first whereas clause.

48. Schedule A to the exhibit states that the issue date of U.S. patent no. 6,325,285 is September 14, 2004. Tell us why schedule A to exhibit 10.1 that was filed on September 3, 2004 states that the issue date of U.S. patent no. 6,325,285 is December 4, 2001.

Exhibit 10.3, Agreement between SmartMetric and ISI

49. Refer to prior comment 66. SmartMetric did not refile the exhibit and has not filed attachment A to the exhibit. Since SmartMetric does not intend to apply for an order granting confidential treatment, refile the exhibit in its entirety.

50. This agreement refers to a "Nondisclosure Agreement" that SmartMetric entered into with ISI in August 2003. Tell us what consideration SmartMetric has given to filing this agreement as an exhibit to the registration statement. If the agreement is not material, explain to us why that is the case.

Exhibit 23.2

51. Refer to prior comment 67. As noted previously, SmartMetric`s independent public accountant must consent also to the use of his name under "Experts" in the prospectus. See Rule 436 of Regulation C under the Securities Act, and revise. We note the disclosure under
"Experts."

Exhibit 99.1

52. Disclosure that a check or money order is "payable to the order of SMARTMETRIC AND SIGNATURE BANK, AS ESCROW AGENT" is inconsistent with disclosure in section 1(a)(i) of exhibit 4.6 that SmartMetric will have checks received from subscribers made "payable to the order of Signature Bank, as Escrow Agent for SmartMetric, Inc." Revise.

Signatures

53. Refer to prior comment 69. As noted previously, SmartMetric`s principal financial officer and controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. See instructions 1 and 2 for signatures on
Form SB-2, and revise.

September 30, 2004 and December 31, 2004 10-QSBs

Item 3.  Controls and Procedures

54. Amend the September 30, 2004 and December 31, 2004 10-QSBs to state when the evaluation of your disclosure controls and procedures were performed as provided in Item 307 of Regulation S-B.

55. Also revise Item 3 in both 10-QSBs to disclose whether there were any changes in your internal controls over financial reporting identified in connection with the evaluation of your disclosure controls and procedures as stated in Item 308(c) of Regulation S-B.

Closing

	File amendments to the SB-2 and the September 30, 2004 and December 31, 2004 10-QSBs in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendments. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SmartMetric and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If SmartMetric requests acceleration of the registration statement`s effectiveness, SmartMetric should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SmartMetric from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SmartMetric may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Dale
Welcome,
Staff Accountant, at (202) 942-2871 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 942-1835. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 942-1978 or me at (202) 942-1950.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Andrea I. Weinstein, Esq.
	Schonfeld & Weinstein, L.L.P.
	80 Wall Street, Suite 815
      New York, NY 10005
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Mr. Colin Hendrick
March 3, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE